Performance Graph

The following graph compares the Company’s cumulative total stockholder return (Common Stock price appreciation plus dividends, on a reinvested basis) over the last five fiscal years with the NASDAQ Composite Index and the Standard & Poor’s Health Care Index.

	12/02	12/03	12/04	12/05	12/06	12/07

DENTSPLY International Inc.	100.00	122.01	152.46	146.33	163.50	247.63
NASDAQ Composite	100.00	149.34	161.86	166.64	186.18	205.48
S&P Health Care	100.00	115.06	116.99	124.54	133.92	143.50